DLA Piper LLP (US) 1251 Avenue of the Americas New York, NY 10020-1104 www.dlapiper.com Sidney Burke Sidney.Burke@dlapiper.com T 212.335.4509

October 16, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Judiciary Plaza

Washington, D.C. 20549

Attention: Mara Ransom

Re:	ARKO Corp.

Registration Statement on Form S-4

Filed September 10, 2020

File No. 333-248711

Dear Ms. Ransom:

This letter is submitted on behalf of ARKO Corp. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-4 filed on September 10, 2020 (the “Registration Statement”), as set forth in your letter dated October 9, 2020, addressed to Christopher Bradley, Chief Financial Officer of the Company (the “Comment Letter”). The Company is concurrently filing pre-effective Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which includes changes that reflect responses to the Staff’s comments.

The responses provided herein are based upon information provided to DLA Piper LLP (US) by the Company. For reference purposes, the text of the Comment Letter has been reproduced herein with the response below the comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Defined terms used in this letter not otherwise defined have the meanings ascribed to such terms in Amendment No. 1.

United States Securities and Exchange Commission

October 16, 2020

Form S-4 filed September 10, 2020

Consideration in the Business Combination, page 31

1.

Please revise to illustrate the amount of cash and shares to be issued under each option, using the current number of issued and outstanding Arko Ordinary Shares for purposes of the Consideration Value and a hypothetical shareholder.

Response: The Company acknowledges the Staff’s comment and has modified its disclosure on page 32 and has made conforming changes, where appropriate, elsewhere in Amendment No. 1 as requested.

Risk Factors

Significant changes in current consumption of tobacco..., page 48

2.	Please revise to quantify the approximate percentage of your overall revenues that are represented by the products you mention here.

Response: The Company acknowledges the Staff’s comment and has modified its disclosure on page 49 of Amendment No. 1 as requested.

Unaudited Pro Forma Condensed Combined Financial Information

Unaudited Pro Forma Condensed Consolidated Statement of Operations, page 87

3.

You have labeled your adjustment related to income tax expense here and on page 89 as 3e. However, it appears from your disclosure on page 92 the adjustment should be labeled 3d. Please revise as appropriate.

Response: The Company acknowledges the Staff’s comment and has modified its disclosure on pages 89 and 91 of Amendment No. 1 in response to the Staff’s comment.

4.

Please disclose the basis for the tax rate of 25.5% disclosed in note 3.d on page 92 and how this rate relates to the amounts of the income tax expense adjustment and combined pro forma amounts on pages 87 and 89.

Response: The Company acknowledges the Staff’s comment and has modified its disclosure on page 94 of Amendment No. 1 as requested.

Pro Forma Condensed Combined Balance Sheet Adjustments, page 91

United States Securities and Exchange Commission

October 16, 2020

5.	Please tell us and disclose the basis for the amount of adjustment 2.i.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it first utilized the guidance contained in ASC 805-40-30-3 related to reverse acquisitions which states that “the assets and liabilities of the legal acquiree are measured and recognized in the consolidated financial statements at their precombination carrying amounts (see paragraph 805-40-45-2(a)). Therefore, in a reverse acquisition, the noncontrolling interest reflects the noncontrolling shareholders’ proportionate interest in the precombination carrying amounts of the legal acquiree’s net assets even though the noncontrolling interests in other acquisitions are measured at their fair values at the acquisition date.” Further, Topic 12 of the SEC FRM indicates “The staff considers a public shell reverse acquisition to be a capital transaction in substance, rather than a business combination. That is, the transaction is a reverse recapitalization, equivalent to the issuance of stock by the private company for the net monetary assets of the shell corporation accompanied by a recapitalization.” Simultaneously with the Business Combination, the Company will acquire the GPM minority interests through the GPM Equity Purchase Agreement. This acquisition has been accounted for considering the guidance contained within ASC 810-10-45-22 through ASC 810-10-45-24 to determine the basis for the amount contained within adjustment 2.i. During a change in a parent’s ownership interest without a change in control and in accordance with ASC 810-10-45-23, “the carrying amount of the noncontrolling interest shall be adjusted to reflect the change in ownership of the subsidiary.” The adjustment contained within 2.i is the precombination carrying amount of the GPM Minority Interests acquired. The Company has revised its disclosure on page 93 in response to the Staff’s comment.

6.	In regard to adjustment 2.j, please disclose the material assumptions used to determine the fair value of the put option.

Response: The Company acknowledges the Staff’s comment and has modified its disclosure on pages 93 and 94 of Amendment No. 1 as requested.

Comparative Share Information, page 95

7.

Please tell us your consideration of providing the equivalent pro forma per share data for book value and pro forma income (loss) per share related to Arko Holding Ltd. Refer to Item 3(f) of Part I.A of Form S-4 and Instruction to paragraph (e) and (f) for calculation of equivalent pro forma per share amounts.

United States Securities and Exchange Commission

October 16, 2020

Response: The Company acknowledges the Staff’s comment and has modified its disclosure on pages 98 and 99 of Amendment No. 1 in response to the Staff’s comment.

The Business Combination

The Background of the Business Combination, page 104

8.

In an appropriate place in your disclosure, please elaborate upon Arko’s permitted closing cash surplus payment to its shareholders, with a view to understanding why it was discussed as part of the merger negotiations, the purpose of it and the final amount negotiated.

Response: The Company acknowledges the Staff’s comment and has modified its disclosure on pages 108, 109, and 110 of Amendment No. 1 as requested.

Haymaker’s Board of Directors’ Reasons for the Approval of the Business Combination, page 107

9.

Where you discuss the attractive, growing convenience store industry and its resilience to economic disruptions, clarify what you mean by “recent months” where you reference increase in revenues due to Covid-19, considering your quarterly results for the period ended June 30, 2020 reflect a decline in revenues relative to the same period last year.

Response: The Company acknowledges the Staff’s comment and has modified its disclosure on page 111 of Amendment No. 1 as requested.

10.

Where you discuss the financial condition, elaborate upon what about Arko’ and GPM’s historical financial results, outlook, financial plan, debt structure and asset base, as well as valuations and trading of publicly traded companies and valuations of precedent merger and acquisition targets in similar and adjacent sectors caused the Board to approve the Business Combination. This comment also applies to the factor that relates to the terms of the Business Combination Agreement.

Response: The Company acknowledges the Staff’s comment and has modified its disclosure on pages 111 and 112 of Amendment No. 1 as requested.

Selected Public Company Analysis, page 111

11.	Elaborate upon the “certain respects” in which the selected companies have financial profiles that were deemed comparable.

United States Securities and Exchange Commission

October 16, 2020

Response: The Company acknowledges the Staff’s comment and has modified its disclosure on pages 114 and 115 of Amendment No. 1 as requested.

Selected M&A Transaction Analysis, page 112

12.	Elaborate upon how the EV/EBITDA Multiples presented here were taken into account by the Board and what conclusions may be drawn about the instant transaction relative to the multiples presented here.

Response: The Company acknowledges the Staff’s comment and has modified its disclosure on pages 115 and 116 of Amendment No. 1 as requested.

Liquidity and Capital Resources

Operating Activities, page 201

13.

Please provide a more robust analysis of the changes in net cash provided by operating activities between comparative periods within the periods presented on pages 201 and 202. Note references to factors such as segment operating income and working capital may not provide a sufficient basis to understand how operating cash actually was affected between periods. Address the significant drivers underlying all items cited, particularly in regard to the cited factors of lower funds received from vendors and longer payment terms with key suppliers, and how they impacted operating cash. Refer to section IV.B.1 of SEC Release No. 33-8350 for guidance. Additionally, quantify variance factors cited pursuant to section 501.04 of the staff’s Codification of Financial Reporting Releases.

Response: The Company acknowledges the Staff’s comment and has modified its disclosure on pages 210 and 211 of Amendment No. 1 as requested.

Use of Non-GAAP Measures, page 205

14.

Amounts for the adjustment for acquisition costs in arriving at the non-GAAP measure “adjusted EBITDA” have been incurred in each period presented on page 206. Note (c) for this adjustment states salaries of employees whose primary job function is to execute the company’s acquisition strategy and facilitate integration of acquired operations are eliminated. Please tell us how adjusting for these salaries complies with question 100.01 of staff’s Compliance and Disclosure Interpretations “Non-GAAP Financial Measures.” In so doing, tell us the amount of salaries that have been eliminated.

United States Securities and Exchange Commission

October 16, 2020

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that GPM has three employees who are primarily responsible for executing its acquisition strategy and facilitating integration of acquired operations. GPM can reasonably estimate the amount of time and related salary cost attributable to each employee’s contribution to researching, negotiating, executing and integrating acquisitions.

Additionally, as part of integrating stores after acquisition, current GPM store managers will train the newly acquired store managers for approximately one to two weeks at the new store location. The salaries of the GPM store managers during this period are viewed as acquisition costs by management in assessing the performance of the business.

The total of these amounts is removed in the Company’s calculation of Adjusted EBITDA in the line item Acquisition Costs and were as follows for the periods presented, in thousands:

Three months ended		Six months ended		Year ended
June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019	December 31, 2019	December 31, 2018	December 31, 2017
$ 307	$ 180	$ 551	$ 344	$ 1,111	$ 754	$ 349

Management of the Company believes that this adjustment reflects the removal of costs that are not normal, recurring, cash operating expenses necessary to operate a registrant’s business and management excludes them when assessing the performance of the business. As such, management of the Company believes these are in compliance with Question 100.01 of the Staff’s Compliance and Disclosure Interpretations “Non-GAAP Financial Measures.”

GPM regularly manages the economic balance of maintaining employees for acquisition-related activity versus the cost of outsourcing these services to third-parties. GPM believes it is more economical to utilize employees for certain of these activities rather than incurring third party acquisition costs.

In addition, GPM’s credit agreements include a consistent adjustment for these acquisition costs, including salaries of employees. As such, the Company’s computation of Adjusted EBITDA is consistent with these agreements.

United States Securities and Exchange Commission

October 16, 2020

Arko Holdings LTD (Parent Company Only)

Note 1. General, page F-122

15.	Please provide the disclosures pursuant to Rule 4-08(e)(3) of Regulation S-X in regard to the restricted net assets of Arko.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure in Note 1. General, on page F-122 in response to the Staff’s comment.

* * *

[Signature page immediately follows.]

United States Securities and Exchange Commission

October 16, 2020

If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (212) 335-4509 or Stephen P. Alicanti at (212) 335-4783.

Sincerely,

DLA Piper LLP (US)

/s/ Sidney Burke

Sidney Burke

Partner

cc:	Christopher Bradley, ARKO Corp.

Alan I. Annex, Greenberg Traurig, LLP

Joseph A. Herz, Greenberg Traurig, LLP